Exhibit 99.2

March 27, 2017

Press release

Turquoise Hill announces financial results and review of operations for 2016

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the year ended December 31, 2016. All figures are in U.S. dollars unless otherwise stated.

HIGHLIGHTS

Full year 2016

●	Oyu Tolgoi achieved an industry-leading safety performance with an All Injury Frequency Rate of 0.22 per 200,000 hours worked for the year ended December 31, 2016.

●	On May 5, 2016, Oyu Tolgoi received the formal notice to proceed for underground development by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC.

●	On October 21, 2016, Turquoise Hill filed the updated Oyu Tolgoi Technical Report.

●	At the end of 2016, 1.6 equivalent kilometres of underground lateral development had been completed for the year.

●	In 2016, progress was made on the sinking of Shafts 2 and 5 with final depth for both shafts expected to be reached in 2017.

●	During 2016, the bulk excavation component of the convey-to-surface system was completed, followed by the commencement of the decline tunnel work in January 2017.

●	Oyu Tolgoi recorded revenue of $1.2 billion in 2016 on record concentrate sales of 828,600 tonnes.

●	For 2016, the Company recorded net income from continuing operations attributable to owners of Turquoise Hill of $210.6 million.

●	Turquoise Hill generated operating cash flow before interest and taxes of $399.2 million in 2016.

●	For 2016, Oyu Tolgoi’s cost of sales was $2.07 per pound of copper sold, C1 cash costs were $1.02 per pound of copper produced and all-in sustaining costs were $1.48 per pound of copper produced.[1]

●	Operating cash costs[1] of $775.3 million in 2016 was below the Company’s guidance.

●	Turquoise Hill’s cash and cash equivalents at December 31, 2016 were approximately $1.4 billion.

●	In June 2016, Oyu Tolgoi drew down approximately $4.3 billion of the project finance facility and used all net proceeds to pay down shareholder loans payable by Oyu Tolgoi to Turquoise Hill.

[1]	Please refer to the NON-GAAP MEASURES section of this press release for reconciliation of these metrics to the financial statements.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

●	Oyu Tolgoi operated at record levels for material mined and ore treated; concentrator throughput exceeded nameplate capacity by year end.

●	Copper production of 201,300 tonnes and gold production of 300,000 ounces exceeded the Company’s guidance.

●	Compared to 2015 results, material mined for 2016 increased 5.6%, concentrator throughput increased 10.5%, copper production was similar and, as expected, gold production decreased 54.1%.

Fourth quarter 2016

●	Revenue of $224.6 million in Q4’16 was slightly lower than Q3’16 reflecting lower concentrate sales.

●	For Q4’16, Turquoise Hill reported net income from continuing operations attributable to owners of $93.3 million.

●	Turquoise Hill generated operating cash flow before interest and taxes of $18.2 million in Q4’16.

●	In Q4’16, concentrator throughput increased 7.4% over Q3’16 resulting in an average daily rate of 106,700 tonnes for the quarter, which was a quarterly high to date.

●	Copper production in Q4’16 was broadly consistent with Q3’16; Q4’16 copper grades were as expected with mining focused mainly on Phases 4 and 6 of the open pit.

●	Gold production in Q4’16 increased 32.4% over Q3’16 due to the final processing of Phase 2 ore.

Outlook for 2017

●	Oyu Tolgoi is expected to produce 130,000 to 160,000 tonnes of copper and 100,000 to 140,000 ounces of gold in concentrates for 2017.

●	Sales contracts have been agreed for a significant majority of Oyu Tolgoi’s expected 2017 concentrate production.

FINANCIAL RESULTS

In 2016, the Company recorded net income attributable to owners of Turquoise Hill of $210.6 million or $0.10 per share compared with net income of $313.3 million or $0.16 per share in 2015. The decrease is mainly attributable to reduced gold sales volumes due to lower production and copper prices, partly offset by cost reductions and adjustment to deferred tax assets. Cost of sales for 2016 were $861.8 million compared to $975.0 million in 2015 reflecting lower sales of metals in concentrate and reduced cost of production as a result of cost savings. Operating cash flows before interest and taxes in 2016 were $399.2 million compared with $650.5 million in 2015 mainly reflecting the impact of reduced gold production and lower copper prices.

Capital expenditure on property, plant and equipment was $326.3 million on a cash basis in 2016 compared to $116.2 million in 2015, attributed to both underground and open-pit capital activities.

Turquoise Hill’s cash and cash equivalents at December 31, 2016 were $1.4 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was established at 110,000 tonnes of ore per day with the 2016

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Oyu Tolgoi Technical Report (2016 OTTR). The concentrator was initially constructed to process ore mined from the Oyut open pit. In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received the formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC on May 5, 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in mid-2016.

At peak production, Oyu Tolgoi is expected to be the world’s third-largest copper mine with average production between 2025 to 2030 of more than 550,000 tonnes of copper a year. Copper production is expected to increase more than 300% between 2017 and 2025 (peak production year for Hugo North Lift 1).

Underground development progress

Major underground development programs currently underway include underground lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system. At the end of 2016, the underground project workforce had grown to more than 2,000 people with continued growth expected to peak in 2018.

Prior to suspending underground construction in August 2013, underground lateral development at Hugo North Lift 1 had advanced approximately 16 kilometres off Shaft 1 with a total of 65 kilometres of lateral development expected to be complete by the first draw bell in mid-2020. At the end of 2016, underground lateral development was ahead of schedule with 1.6 equivalent kilometres completed. A further increase in underground lateral development capability is expected in the second half of 2017 due to the installation of a new 3,500 tonne per day crusher, which will replace the existing crusher.

In 2016, progress was made on the sinking of Shafts 2 and 5 with final depth for both shafts expected to be reached in 2017. During 2016, Shaft 2 was connected to the underground workings enabling a second independent means of egress, increased materials delivery capacity and additional ventilation. Shaft 2 activity in 2017 is focused on the fit-out of the 1,202 metre level connections to the underground workings before sinking to the final depth of 1,284 metres. When completed, Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities. The following table outlines the shafts for underground development as at year end 2016.

	Shaft 1 (early development and ventilation)	Shaft 2 (production and ventilation)	Shaft 5 (ventilation)	Shaft 3 (ventilation)	Shaft 4 (ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Expected 2017	Expected 2017	Expected 2021	Expected 2021
Remaining	Complete	~85 metres	~840 metres	Not started	Not started

Infrastructure needed to support underground development progressed during 2016 in areas such as material handling (crushing and conveying), ventilation and water handling equipment, power distribution and maintenance and storage facilities. Some areas began slower than anticipated but did not impact lateral advancement rates.

During 2016, the bulk excavation component of the convey-to-surface system was completed, followed by the commencement of decline tunnel work in January 2017. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator; however it is not a critical path item for first drawbell planned in 2020. Expected completion of the convey-to-surface system is 2022, which will facilitate the ramp up to full production by 2027.

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During 2016, Oyu Tolgoi spent $226.8 million on underground expansion, including $61.9 million of pre-start activities initiated prior to the notice to proceed in May 2016. In addition, Oyu Tolgoi had further capital commitments of $638.8 million2 at the end of 2016.

Full-year 2016 and Q4’16 open-pit operations performance

Safety is a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an industry-leading safety performance with a combined All Injury Frequency Rate of 0.22 for open-pit operations and the underground project per 200,000 hours worked for the year ended December 31, 2016.

Key financial metrics for 2016 and Q4’16 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	4Q 2015	1Q(4) 2016	2Q 2016	3Q 2016	4Q 2016	Full Year 2016	Full Year 2015

Revenue	355.6	422.7	329.7	226.3	224.6	1,203.3	1,634.8

Concentrates sold (‘000 tonnes)	236.2	213.1	227.4	206.2	181.9	828.6	819.8

Revenue by metals in concentrates

Copper	194.6	202.0	207.9	174.2	178.5	762.6	829.6

Gold	156.4	216.2	115.1	45.8	42.8	419.9	788.9

Silver	4.6	4.5	6.7	6.3	3.3	20.8	16.2

Cost of sales	239.2	207.9	237.1	232.5	184.3	861.8	975.0

Production and delivery costs	149.7	125.9	141.2	134.3	112.5	513.9	630.4

Depreciation and depletion	89.6	82.0	95.9	88.5	79.5	345.9	344.5

Capital expenditure on cash basis	27.5	55.9	53.3	74.4	142.7	326.3	116.2

Underground	7.3	22.6	36.5	46.7	121.0	226.8	10.3

Open pit(2)	20.2	33.3	16.8	27.7	21.7	99.5	105.9

Royalties	25.0	22.7	18.5	13.9	13.0	68.1	120.8

Operating cash costs(3)(4)	236.6	196.6	215.5	187.8	175.4	775.3	962.6

Unit costs ($)

Cost of sales (per pound of copper sold)	1.98	1.84	1.98	2.31	2.22	2.07	2.20

C1 (per pound of copper produced)(3)(4)	0.88	0.06	1.12	1.56	1.57	1.02	0.57

All-in sustaining (per pound of copper produced)(3)(4)	1.56	0.66	1.55	2.00	1.90	1.48	1.37

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for reconciliation of these metrics to the financial statements.
(4)

Operating cash costs, C1 and all-in sustaining unit costs for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

Full year 2016

Revenue of $1.2 billion in 2016 decreased 26.4% over 2015 mainly reflecting reduced gold sales and lower copper prices partially offset by higher gold prices. Concentrate sold in 2016 of 828,600 tonnes increased 1.1% over 2015 reaching an all-time annual high.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized

[2]	Please refer to the NON-GAAP MEASURES section of this press release for reconciliation of this metric to the financial statements.

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production phase stripping costs. Cost of sales for 2016 were $861.8 million compared to $975.0 million in 2015 reflecting lower sales of metals in concentrate and reduced cost of production as a result of cost savings.

Capital expenditure, on a cash basis, for 2016 was $326.3 million compared to $116.2 million in 2015, comprising amounts attributed to the underground project and open-pit activities of $226.8 million and $99.5 million, respectively. Open-pit capital expenditure includes deferred stripping of $30.9 million and tailings storage facility spending of $22.0 million.

Total operating cash costs at Oyu Tolgoi were $775.3 million in 2016 compared to $962.6 million in 2015 and below the Company’s guidance of $840 million. Lower operating cash costs in 2016 reflect mining and production efficiencies, cost reduction programs and reduced royalty expense as 2015 included one-off adjustments made upon agreement of the Underground Plan. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales were $2.07 per pound of copper sold in 2016, compared with $2.20 per pound in 2015, reflecting reduced cost of production as the results of cost savings. This new metric has been included as a measure of cost per pound of copper sold for comparison with C1 and all-in sustaining costs (AISC) per pound of copper produced.

Oyu Tolgoi’s C1 costs in 2016 were $1.02 per pound of copper produced, compared with $0.57 per pound of copper produced in 2015, and are presented net of revenues from gold and silver sales. The increase was mainly due to lower gold sales, reflecting the grade impact from the completion of Phase 2 mining.

AISC in 2016 were $1.48 per pound of copper produced, compared with $1.37 per pound of copper produced in 2015. The increase was mainly due to lower gold revenues.

Fourth quarter 2016

Revenue of $224.6 million in Q4’16 was slightly lower than Q3’16 reflecting lower concentrate sales. Fourth quarter concentrate sold of 182,000 tonnes decreased 11.8% over Q3’16 as a result of limited rail availability into China due to increased coal shipments.

Q4’16 cost of sales were $184.3 million compared to $232.5 million in Q3’16 reflecting lower sales of copper in concentrate and a reduction to net charges for finished goods inventory write-down as a result of higher Copper prices at year end.

Capital expenditure, on a cash basis, for Q4’16 was $142.7 million compared to $74.4 million in Q3’16, attributed to the underground project and open-pit activities of $121.0 million and $21.7 million, respectively. Open-pit capital expenditure includes deferred stripping of $3.1 million and tailings storage facility spending of $4.8 million.

Total operating cash costs at Oyu Tolgoi were $175.4 million in Q4’16 compared to $187.8 million in Q3’16 due to lower operating expenses, including selling costs, in the fourth quarter. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales were $2.22 per pound of copper sold in Q4’16, compared with $2.31 per pound of copper sold in Q3’16, reflecting a reduction to net charges for finished goods inventory write-down as a result of higher prices at year end.

Oyu Tolgoi’s C1 costs in Q4’16 were $1.57 per pound of copper produced, a slight increase from Q3’16 of $1.56 per pound of copper produced, due to the net impact of reduced operating cash costs, offset by lower gold sales and decreased production volumes.

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AISC in Q4’16 were $1.90 per pound of copper produced, compared with $2.00 per pound of copper produced in Q3’16, mainly due to the lower net charges for inventory write down.

Key operational metrics for 2016 and Q4’16 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2015	1Q 2016	2Q 2016	3Q 2016	4Q 2016	Full Year 2016	Full Year 2015

Open pit material mined (‘000 tonnes)	23,708	22,867	22,716	25,739	25,615	96,938	91,771

Ore treated (‘000 tonnes)	9,369	9,662	9,525	9,146	9,819	38,152	34,537

Average mill head grades:

Copper (%)	0.69	0.70	0.64	0.66	0.61	0.65	0.67

Gold (g/t)	0.92	0.63	0.33	0.21	0.25	0.36	0.78

Silver (g/t)	1.67	1.92	1.92	1.99	1.50	1.83	1.56

Concentrates produced (‘000 tonnes)	231.8	229.5	207.1	203.2	206.7	846.6	788.5

Average concentrate grade (% Cu)	24.7	25.1	24.9	22.9	22.0	23.8	25.6

Production of metals in concentrates:

Copper (‘000 tonnes)	57.3	57.6	51.7	46.6	45.5	201.3	202.2

Gold (‘000 ounces)	207	144	70	37	49	300	653

Silver (‘000 ounces)	355	395	391	361	273	1,420	1,223

Sales of metals in concentrates:

Copper (‘000 tonnes)	54.7	51.2	54.4	45.7	37.6	188.9	201.3

Gold (‘000 ounces)	160	175	95	38	39	347	737

Silver (‘000 ounces)	360	305	395	341	239	1,280	1,158

Metal recovery (%)

Copper	88.4	85.6	83.3	78.0	76.6	81.0	87.6

Gold	74.2	72.2	69.3	62.0	63.4	68.5	74.4

Silver	70.8	66.4	65.9	61.7	57.2	63.1	69.9

Full year 2016

Oyu Tolgoi operated at record levels in 2016. Productivity improvements in the concentrator implemented throughout the year led to throughput exceeding nameplate capacity by year end. Copper production of 201,300 tonnes for 2016 exceeded the Company’s guidance of 175,000 to 195,000 tonnes and annual gold production of 300,000 ounces exceeded 2016 guidance of 255,000 to 285,000 ounces. Compared to 2015 results, mined production for 2016 increased 5.6%, concentrator throughput increased 10.5%, copper production was similar and, as expected, gold production decreased 54.1%. Decreased gold production for 2016 reflects the grade impact from the completion of Phase 2 mining in the second half of the year.

Fourth quarter 2016

Oyu Tolgoi performed well during Q4’16 as open-pit operations focused mainly on Phases 4 and 6. Q4’16 concentrator throughput increased 7.4% over Q3’16 resulting in an average daily rate of 106,700 tonnes for the quarter, which was a quarterly high. Copper production in Q4’16 was broadly consistent with Q3’16 while gold production increased 32.4% over Q3’16 due to the final processing of Phase 2 ore. Copper grades in Q4’16 were as expected as operations focused mainly on Phase 6 of the open pit.

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Operational outlook

Oyu Tolgoi is expected to produce 130,000 to 160,000 tonnes of copper and 100,000 to 140,000 ounces of gold in concentrates for 2017. Open-pit operations are expected to mine in Phases 4 and 6 during the year. In addition, stockpiled ore will be processed during the year. The lower production when compared to 2016 is primarily the result of approximately one-quarter less copper head grade and approximately one-half less gold head grade. During 2016, the mine plan for Phase 4 was divided into two stages, referred to as Phases 4A and 4B, in expectation of reaching the high-grade gold zone of Phase 4 around mid-2018. Accordingly, mine stripping for 2017 will focus on Phase 4A.

Operating cash costs for 2017 are expected to be approximately $720 million compared to $775 million in 2016. The reduction reflects cost improvements and the impact of lower logistics costs from decreased production.

Capital expenditures for 2017 on a cash-basis are expected to be approximately $100 million for open-pit operations and $825 million to $925 million for underground development.

Underground development capital includes both expansion capital and VAT. In an effort to encourage bidding by Mongolian suppliers, Oyu Tolgoi has incorporated longer tendering periods resulting in a slightly longer capital deployment process. The Company continues to expect production from the first underground draw bell in mid-2020 and first sustainable production beginning in early 2021.

Open-pit capital includes approximately $40 million of deferred stripping and reflects lower maintenance costs, reduced deferred stripping costs due to optimization and improved tailings storage costs.

Sales contracts have been agreed for a significant majority of Oyu Tolgoi’s expected 2017 concentrate production.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At December 31, 2016, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $3.0 billion, including accrued interest of $103.9 million. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of December 31, 2016, the cumulative amount of such funding was $751.1 million, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $302.9 million.

Updated technical report

On October 21, 2016, Turquoise Hill filed an updated compliant independently-prepared technical report under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) relating to the Oyu Tolgoi Project (Project). Prepared by OreWin Pty Ltd. (OreWin), the 2016 OTTR updates the Oyu Tolgoi Technical Report dated September 20, 2014 (2014 OTTR). On May 5, 2016, Turquoise Hill announced that the 2016 Oyu

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Tolgoi Feasibility Study (OTFS16) had been finalized and presented to the Board of Directors of Oyu Tolgoi LLC. The 2016 OTTR updates the 2014 Reserve Case to the 2016 Reserves Case based on OTFS16 and includes four Preliminary Economic Assessments with regard to the Oyu Tolgoi resources.

Highlights of the 2016 OTTR Reserves Case compared to the 2014 OTTR are as follows:

●	Reserves and resources have only changed to the extent of mining depletion from open-pit operations.
●	Assumes a January 1, 2017 start date for production schedules and accommodates for the delayed mid-2016 underground project restart.
●	Assumes processing of 1.4 billion tonnes of ore, mined from the Oyut open pit and the first lift in the Hugo North underground block cave.
●	Assumes plant capacity remains at an average production rate of 40 million tonnes per annum (Mt/a).
●	Underground mine remains at targeted full production rate of 95,000 tonnes per day.
●	Updates to expansion capital and Net Present Value (NPV) range analysis.

For a more complete summary of production and financial results for the 2016 Reserves Case and a description of the Alternative Production Cases, please refer to the 2016 OTTR filed on October 21, 2016 under the Company’s profile on SEDAR at www.sedar.com.

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Updated mineral reserve estimates based on the 2016 OTTR are provided in the table below.

Oyu Tolgoi Mineral Reserves 2016

Deposit by Classification	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
Oyut Mineral Reserve
Proven	353	0.54	0.35	1.40	3,266	2,775	11,837
Probable	598	0.39	0.23	1.11	4,058	3,103	15,977
Oyut Total (Proven and Probable) Mineral Reserve	951	0.45	0.28	1.22	7,325	5,878	27,814
Hugo North Mineral Reserve
Probable (Hugo North – OT LLC)	464	1.66	0.34	3.37	15,592	4,199	43,479
Probable (Hugo North – EJV)	35	1.59	0.55	3.72	1,121	519	3,591
Hugo North Total (Probable) Mineral Reserve	499	1.66	0.35	3.40	16,713	4,717	47,070
Oyu Tolgoi Mineral Reserve
Proven	353	0.54	0.35	1.40	3,266	2,775	11,837
Probable	1,097	0.97	0.29	2.15	20,771	7,820	63,047
Total Mineral Reserve	1,450	0.86	0.30	1.97	24,037	10,595	74,884

Notes:

1.

Metal prices used for calculating the financial analysis are as follows: long-term copper at $3.00/lb; gold at $1,300/oz; and silver at $19.00/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

2.	For mine planning, the metal prices used to calculate block model Net Smelter Return (NSR) were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.
3.

The NSR is used to define the Mineral Reserve cut-offs at Oyu Tolgoi, therefore cut-off is denominated in $/t. By definition the cut-off is the point at which the costs are equal to the NSR. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs were based on $15.34/t.

4.

For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

5.	The Oyut open pit Mineral Reserves are the Mineral Reserves in the pit at the effective date of December 31, 2015. The Mineral Reserves do not include stockpiles as at that date.
6.	For Oyut, only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.
7.	For Hugo North, Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.
8.

EJV is the Entrée–OT LLC Joint Venture. The Shivee Tolgoi and Javkhlant licenses are held by Entrée. The Shivee Tolgoi and Javkhlant licenses are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

9.	The Mineral Reserves reported above were not additive to the Mineral Resources.
10.	Totals may not match due to rounding.
11.	The Oyut deposit was formerly known as Southern Oyu Tolgoi (SOT).

Disclosure of a scientific or technical nature in respect of the 2016 OTTR was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM of OreWin, who was responsible for the overall preparation of the report and the mineral reserves estimate of the report, as well as the preparation of the geotechnical sections and the sections related to and including processing, and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), of OreWin, who was responsible for preparation of the mineral resources estimate of the report, both of whom are “qualified persons” for the purposes of NI 43-101.

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CORPORATE ACTIVITIES

Management changes

In January 2016, Turquoise Hill announced the appointment of Brendan Lane as Vice President, Operations and Development effective February 1, 2016. Mr. Lane brings 25-years of industry experience including metallurgical, mine engineering and commercial roles at Rio Tinto, Anglo American and BHP Billiton.

In February 2017, Turquoise Hill announced the retirement of Steeve Thibeault, the Company’s Chief Financial Officer, effective May 23, 2017. Turquoise Hill is conducting a search for Mr. Thibeault’s successor.

Disposal of SouthGobi Resources shares

On September 22, 2016, the Company announced it had disposed of 375,000 common shares of SouthGobi Resources Ltd. (SouthGobi) and beneficially owned or controlled less than 10% of SouthGobi’s issued and outstanding common shares. On October 12, 2016, the Company completed the sale of its remaining stake in SouthGobi.

Board changes

Effective December 31, 2016, Jill Gardiner retired from the Board of Directors of the Company. Independent director Peter Gillin, who has served as a director of Turquoise Hill since May 2012, was appointed Chairman effective January 1, 2017. Mr. Gillin has extensive experience both in the resources sector and as a corporate director.

Effective January 4, 2017, Maryse Saint-Laurent, ICD.D, was appointed to the Company’s Board as an independent director. Ms. Saint-Laurent is an accomplished legal executive, corporate director and senior advisor to boards and management teams with almost 20 years of experience in the energy and electricity sectors.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs

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associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

AISC is an extended cash based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs

	(Three Months Ended)		(Years Ended)

C1 costs (Stated in $000’s of dollars)	December 31, 2016	September 30, 2016	December 31, 2016	December 31, 2015
Cost of sales	184,224	232,490	861,757	974,956
Cost of sales: $/lb of copper sold	2.22	2.31	2.07	2.20
Depreciation and depletion	(79,507)	(88,505)	(345,868)	(344,543)
Provision against carrying value of copper-gold concentrate	7,679	(9,706)	(2,027)	-
Change in inventory	(1,275)	(27,584)	(47,166)	(29,444)
Other operating expenses	64,517	75,871	307,719	452,539
Less:
- Reversal (impairment / write-down of inventory)	10,911	(1,512)	(12,509)	(103,236)
- Depreciation	(15,114)	(561)	(19,476)	(11,700)
Management services payment to Turquoise Hill	3,927	7,335	32,821	24,054

Operating cash costs	175,362	187,828	775,251	962,626
Operating cash costs: $/lb of copper produced	1.75	1.83	1.75	2.16
Adjustments to operating cash costs (1)	28,308	24,180	118,020	98,054
Less: Gold and silver revenues	(45,986)	(52,163)	(440,669)	(805,162)

C1 costs ($‘000)	157,684	159,845	452,602	255,518

C1 costs: $/lb of copper produced	1.57	1.56	1.02	0.57

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	10,110	4,836	23,606	17,193
Asset retirement expense	1,786	1,372	6,078	5,280
Royalty expenses	13,059	13,887	68,142	120,795
Non-current stockpile and stores write-down (reversal)	(10,911)	1,512	12,509	103,236
Other expenses	(403)	2,771	5,253	2,607
Sustaining cash capital including deferred stripping	18,999	21,454	87,891	105,808

All-in sustaining costs ($‘000)	190,324	205,677	656,081	610,437

All-in sustaining costs: $/lb of copper produced	1.90	2.00	1.48	1.37

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Working capital

Consolidated working capital3 comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and sustaining of the business, working capital excludes: non-trade receivables and payables (other than accruals and payables relating to capital expenditure); financing items; cash and cash equivalents; deferred revenue and non-current inventory.

[3]

The Company previously reported consolidated working capital as the net amount of current assets and current liabilities in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Beginning December 31, 2016, the Company has revised the calculation of consolidated working capital, as shown in the table above, to reflect the operational and cash generating context in which this metric is presented.

11

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	December 31, 2016	December 31, 2015

Inventories (current)	$260,668	$321,409

Trade and other receivables	42,557	15,833

Trade and other payables:

- trade payables and accrued liabilities	(196,716)	(165,393)

- payable to related parties	(37,248)	(34,801)

Consolidated working capital	69,261	137,048

Contractual obligations

Section 8 of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at December 31, 2016 to the financial statements and notes is provided below.

	Purchase obligations	Operating leases	Finance leases	Decommissioning obligations
Commitments (MD&A)	$638,773	$62,517	$12,737	$257,396
Cancellable purchase obligations	(536,166)	-	-	-
(net of exit costs)
Accrued capital expenditure	(60,561)
Discounting and other adjustments	-	-	289	(138,493)
Financial statement amount	$42,046	$62,517	$13,026	$118,903

QUALIFIED PERSON

Disclosure of a scientific or technical nature in the MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters Technical Director – Mining OreWin Pty Ltd, B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd, BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

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SELECTED QUARTERLY DATA

($ in millions, except per share information)	Quarter Ended
	Dec-31 2016	Sep-30 2016	Jun-30 2016	Mar-31 2016
Revenue
Copper-gold concentrate	$224.6	$226.3	$329.7	$422.7
Total revenue	$224.6	$226.3	$329.7	$422.7

Net income (loss) from continuing operations attributable to owners	$93.3	$(31.4)	$29.8	$118.9
Loss from discontinued operations attributable to owners	-	-	-	-
Net income (loss) attributable to owners of Turquoise Hill	$93.3	$(31.4)	$29.8	$118.9

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.05	$(0.02)	$0.01	$0.06
Discontinued operations	-	-	-	-
Total	$0.05	$(0.02)	$0.01	$0.06

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.05	$(0.02)	$0.01	$0.06
Discontinued operations	-	-	-	-
Total	$0.05	$(0.02)	$0.01	$0.06

	Dec-31 2015	Sep-30 2015	Jun-30 2015	Mar-31 2015
Revenue
Copper-gold concentrate	$355.6	$431.7	$421.3	$426.2
Total revenue	$355.6	$431.7	$421.3	$426.2

Net income from continuing operations attributable to owners	$179.7	$44.0	$49.9	$67.1
Income (loss) from discontinued operations attributable to owners	(8.7)	(22.8)	(25.0)	29.1
Net income attributable to owners of Turquoise Hill	$171.0	$21.2	$24.9	$96.2

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.09	$0.02	$0.02	$0.03
Discontinued operations	-	(0.01)	(0.01)	0.01
Total	$0.09	$0.01	$0.01	$0.04

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.09	$0.02	$0.02	$0.03
Discontinued operations	-	(0.01)	(0.01)	0.01
Total	$0.09	$0.01	$0.01	$0.04

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KEY STATISTICS1

	4Q 2015	1Q(4) 2016	2Q 2016	3Q 2016	4Q 2015	Full Year 2016	Full Year 2015

Operating results

Open pit material mined (‘000 tonnes)	23,708	22,867	22,716	25,739	25,615	96,938	91,771

Ore treated (‘000 tonnes)	9,369	9,662	9,525	9,146	9,819	38,152	34,537

Average mill head grades:

Copper (%)	0.69	0.70	0.64	0.66	0.61	0.65	0.67

Gold (g/t)	0.92	0.63	0.33	0.21	0.25	0.36	0.78

Silver (g/t)	1.67	1.92	1.92	1.99	1.50	1.83	1.56

Concentrates produced (‘000 tonnes)	231.8	229.5	207.1	203.2	206.7	846.6	788.5

Average concentrate grade (% Cu)	24.7	25.1	24.9	22.9	22.0	23.8	25.6

Production of metals in concentrates:

Copper (‘000 tonnes)	57.3	57.6	51.7	46.6	45.5	201.3	202.2

Gold (‘000 ounces)	207	144	70	37	49	300	653

Silver (‘000 ounces)	355	395	391	361	273	1,420	1,223

Sales of metals in concentrates:

Copper (‘000 tonnes)	54.7	51.2	54.4	45.7	37.6	188.9	201.3

Gold (‘000 ounces)	160	175	95	38	39	347	737

Silver (‘000 ounces)	360	305	395	341	239	1,280	1,158

Metal recovery (%)

Copper	88.4	85.6	83.3	78.0	76.6	81.0	87.6

Gold	74.2	72.2	69.3	62.0	63.4	68.5	74.4

Silver	70.8	66.4	65.9	61.7	57.2	63.1	69.9

Financial results ($ in millions, unless otherwise noted)

Revenue	355.6	422.7	329.7	226.3	224.6	1,203.3	1,634.8

Concentrates sold (‘000 tonnes)	235.7	213.1	227.4	206.2	181.9	828.6	819.8

Revenue by metals in concentrates

Copper	194.6	202.0	207.9	174.2	178.5	762.6	829.6

Gold	156.4	216.2	115.1	45.8	42.8	419.9	788.9

Silver	4.6	4.5	6.7	6.3	3.3	20.8	16.2

Operating cash flow	134.9	195.4	161.6	24.0	18.2	399.2	650.5

Cost of sales	239.3	207.9	237.1	232.5	184.3	861.8	975.1

Production and delivery costs	149.7	125.9	141.2	134.3	112.5	513.9	630.4

Depreciation and depletion	89.6	82.0	95.9	88.5	79.5	345.9	344.5

Capital expenditure on cash basis	27.5	55.9	53.3	74.4	142.7	326.3	116.2

Underground	7.3	22.6	36.5	46.7	121.0	226.8	10.3

Open pit (2)	20.2	33.3	16.8	27.7	21.7	99.5	105.9

Royalties	25.0	22.7	18.5	13.9	13.0	68.1	120.8

Operating cash costs(3)(4)	236.7	196.6	215.5	187.8	175.4	775.3	962.6

Unit costs ($)

Cost of sales (per pound of copper sold)	1.98	1.84	1.98	2.31	2.22	2.07	2.20

C1 (per pound of copper produced) (3)(4)	0.88	0.06	1.12	1.56	1.57	1.02	0.57

All-in sustaining (per pound of copper produced) (3)(4)	1.56	0.66	1.55	2.00	1.90	1.48	1.37

Financial position

Cash and cash equivalents ($’000,000)	1,343.9	1,482.2	1,478.5	1,436.5	1,417.8	1,417.8	1,343.9

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for reconciliation of these metrics to the financial statements.
(4)

Operating cash costs, C1 and all-in sustaining unit costs for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

14

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2016	2015
Continuing operations
Revenue	4	$1,203,282	$1,634,762
Cost of sales	5	(861,757)	(974,956)
Gross margin		341,525	659,806

Operating expenses	6	(307,719)	(452,539)
Corporate administration expenses		(23,606)	(17,193)
Other income (expenses)	7	10,765	(46,164)
Income before finance items and taxes		20,965	143,910

Finance items
Finance income	8	91,234	3,164
Finance costs	8	(115,868)	(8,354)
		(24,634)	(5,190)
Income (loss) from continuing operations before taxes		(3,669)	138,720

Income and other taxes	18	110,291	166,086
Income from continuing operations		106,622	304,806

Discontinued operations
Income after tax from discontinued operations		-	2,284
Income for the year		$106,622	$307,090

Attributable to owners of Turquoise Hill Resources Ltd.		210,605	313,303
Attributable to owners of non-controlling interests		(103,983)	(6,213)
Income for the year		$106,622	$307,090

Income (loss) attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$210,605	$340,654
Discontinued operations		-	(27,351)
		$210,605	$313,303

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	23	$0.10	$0.17
Discontinued operations		-	(0.01)
Income for the year		$0.10	$0.16

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,306

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

15

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015

Income for the year	$106,622	$307,090

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Losses on revaluation of available for sale investments (Note 20)	(1,572)	(6,940)
Losses on revaluation of available for sale investments transferred to the statement of income (Note 20)	1,184	11,431
Other comprehensive income (loss) for the year (a)	$(388)	$4,491

Total comprehensive income for the year	$106,234	$311,581

Attributable to owners of Turquoise Hill	$210,217	$317,794
Attributable to owners of non-controlling interests	(103,983)	(6,213)
Total comprehensive income for the year	$106,234	$311,581

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2016 (2015: nil).

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

16

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2016	2015
Cash generated from operating activities before interest and tax	22	$399,160	$650,518

Interest received		20,503	2,289
Interest paid		(118,304)	(3,676)
Income and other taxes paid		(70,710)	(66,650)
Net cash generated from operating activities		230,649	582,481

Cash flows from investing activities
Receivable from related party: amounts deposited	24	(4,156,284)	-
Receivable from related party: amounts withdrawn	24	180,000	-
Expenditures on property, plant and equipment		(326,336)	(116,211)
Proceeds from sale of discontinued operations		-	11,867
Proceeds from sale and redemption of financial assets		12,986	20,023
Proceeds from sales of mineral property rights and other assets		2,800	1,237
Other investing cash flows		363	1,645
Cash used in investing activities of continuing operations		(4,286,471)	(81,439)
Cash used in investing activities of discontinued operations		-	(114)
Cash used in investing activities		(4,286,471)	(81,553)

Cash flows from financing activities
Net proceeds from project finance facility	16	4,287,924	-
Payment of project finance fees		(159,292)	(26,263)
Issue of share capital	19	-	34
Cash from (used in) financing activities of continuing operations		4,128,632	(26,229)
Cash from financing activities of discontinued operations		-	3,500
Cash from (used in) financing activities		4,128,632	(22,729)

Effects of exchange rates on cash and cash equivalents		1,066	(864)
Net increase in cash and cash equivalents		73,876	477,335

Cash and cash equivalents - beginning of year		$1,343,878	$866,543
Cash and cash equivalents - end of year		1,417,754	1,343,878
Cash and cash equivalents as presented on the balance sheets		$1,417,754	$1,343,878

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

17

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

		December 31,	December 31,
	Note	2016	2015
Current assets
Cash and cash equivalents	9	$ 1,417,754	$ 1,343,878
Inventories	10	260,668	321,409
Trade and other receivables	11	42,557	15,833
Prepaid expenses and other assets	12	23,456	53,375
Receivable from related party	13	979,544	-
		2,723,979	1,734,495
Non-current assets
Property, plant and equipment	14	6,417,031	6,319,983
Inventories	10	20,783	539
Deferred income tax assets	18	296,399	165,000
Receivable from related party and other financial assets	13	3,002,019	20,078
		9,736,232	6,505,600
Total assets		$12,460,211	$ 8,240,095

Current liabilities
Trade and other payables	15	$ 253,405	$ 201,567
Deferred revenue		36,702	72,004
		290,107	273,571
Non-current liabilities
Borrowings and other financial liabilities	16	4,139,143	13,574
Deferred income tax liabilities	18	8,072	52,916
Decommissioning obligations	17	118,903	104,421
		4,266,118	170,911
Total liabilities		$ 4,556,225	$ 444,482

Equity
Share capital	19	11,432,122	11,432,122
Contributed surplus		1,557,913	1,555,774
Accumulated other comprehensive loss	20	(402)	(14)
Deficit		(4,262,755)	(4,473,360)
Equity attributable to owners of Turquoise Hill		8,726,878	8,514,522
Attributable to non-controlling interests	21	(822,892)	(718,909)
Total equity		7,903,986	7,795,613

Total liabilities and equity		$12,460,211	$ 8,240,095

Commitments and contingencies (Note 25)

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

18

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

Year Ended December 31, 2016		Attributable to owners of Turquoise Hill
	Share capital (Note 19)	Contributed surplus	Accumulated other comprehensive loss (Note 20)	Deficit	Total	Non-controlling Interests (Note 21)	Total equity

Opening balance	$11,432,122	$1,555,774	$(14)	$ (4,473,360)	$8,514,522	$(718,909)	$7,795,613

Income for the year	-	-	-	210,605	210,605	(103,983)	106,622
Other comprehensive loss for the year	-	-	(388)	-	(388)	-	(388)
Employee share plans and other share based payment adjustments (a)	-	2,139	-	-	2,139	-	2,139
Closing balance	$11,432,122	$1,557,913	$(402)	$ (4,262,755)	$8,726,878	$(822,892)	$7,903,986

Year Ended December 31, 2015		Attributable to owners of Turquoise Hill
	Share capital (Note 19)	Contributed surplus	Accumulated other comprehensive loss (Note 20)	Deficit	Total	Non-controlling Interests (Note 21)	Total equity
Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465

Income for the year	-	-	-	313,303	313,303	(6,213)	307,090
Other comprehensive income for the year	-	-	4,491	-	4,491	-	4,491
Equity issued to holders of non-controlling interests	-	-	-	1,677	1,677	1,823	3,500
Employee share plans	62	53	-	-	115	-	115
Other decrease in non-controlling interests (Note 21)	-	-	-	-	-	(88,048)	(88,048)
Closing balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613

    The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

(a) Includes adjustments for charges relating to Rio Tinto share plans available to employees of Turquoise Hill, which were not recognized in previous periods.

Turquoise Hill has filed its Annual Information Form (AIF), Audited Consolidated Financial Statements and accompanying notes, as well as Management’s Discussion and Analysis for the year ended December 31, 2016. These documents are available on the Turquoise Hill investor website at www.turquoisehill.com/s/investors.asp or the Canadian Securities Administrators website at www.sedar.com. Turquoise Hill has also filed its Annual Report on Form 40-F with the U.S. Securities and Exchange Commission (SEC), which is available through the SEC website at www.sec.gov/edgar.shtml. Turquoise Hill shareholders may request a printed copy of any of these documents, free of charge, from the investor contact noted below.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media
Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the

19

“safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); communications with local stakeholders and community relations; activities, actions or assessments by governmental authorities; events or circumstances that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source (or availability of finance for the company to construct such a source) for Oyu Tolgoi; the ability to draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the OTFS16 and the 2016 OTTR); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This press release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this press release are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 16 of the December 31, 2016 MD&A. Such estimates are, in large part, based on the following:

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Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse

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manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

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Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

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Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

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Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 23, 2017 in respect of the year ended December 31, 2016 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in the press release are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this press release are expressly qualified by this cautionary statement.

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